SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press release re: Launch of proceedings concerning the pension plan for civil servants employed by France Telecom press release

Paris, May 20, 2008

Launch of proceedings concerning the pension plan for civil servants employed by France Telecom

The European Commission has just launched formal inquiry proceedings concerning the pension plan for French civil servants employed by France Telecom. Faced with the continuance of an old complaint, this inquiry is intended to avoid any risk of legal uncertainty or of proceedings for inaction.

The 5.7 billion euro payment by France Telecom in 1997, combined with the contributions in full discharge of its liabilities paid each month by the company, comfortably ensure that the pension plan for civil servants employed by France Telecom complies with the rules applicable under community law, rules that the Commission recently confirmed in its decision at the end of 2007 on the pension plan for civil servants at La Poste. The financing of this system is not in any way unfavorable to the French State and does not result in any special advantages for France Telecom, either for the period since 1997, or until the day the company, which is no longer recruiting civil servants, sees the last of its civil servant employees retire.

Therefore, the Group does not expect this procedure to have any impact on its financial statements.

France Telecom will continue to cooperate with the French authorities and the Commission staff to provide all the elements necessary to bring these proceedings to a rapid close.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 172 million customers in five continents as of March 31, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 (13 billion euros at March 31, 2008). As of March 31, 2008, the Group had 111.9 million mobile customers and 12 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Press contact:

Béatrice Mandine + 33 1 44 44 93 93

beatrice.mandine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 20, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer